UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

National Research Corporation
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
637372 10 3
(CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |	Rule 13d-1(b)
| |	Rule 13d-1(c)
|X|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s) )
Page 1 of 5 Pages

CUSIP No. 637372 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael D. Hays

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 4,842,216 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,842,216 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,842,216

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

CUSIP No. 637372 10 3

Item 1(a).	Name of Issuer:

National Research Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1245 “Q” Street Lincoln, Nebraska 68508

Item 2(a).	Name of Person Filing:

Michael D. Hays

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1245 “Q” Street Lincoln, Nebraska 68508

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

637372 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership (as of December 31, 2003).

(a)	Amount Beneficially Owned: 4,842,216 shares.

(b)	Percent of Class: 66.2%

Page 3 of 5 Pages

CUSIP No. 637372 10 3

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 4,842,216 shares

(ii)	shared power to vote or to direct the vote —0 —

(iii)	sole power to dispose or to direct the disposition of 4,842,216 shares

(iv)	shared power to dispose or to direct the disposition of —0 —

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

Page 4 of 5 Pages

CUSIP No. 637372 10 3

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2004

Date

/s/ Michael D. Hays

Signature

Michael D. Hays

Name

Page 5 of 5 Pages